
03020261

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

PROCESSED
MAY 22 2003
THOMSON
FINANCIAL

First Horizon Asset Securities Inc.
(Exact Name of Registrant as Specified in Charter)

0001081915
(CIK Number)

Current Report on Form 8-K dated as of May 19, 2003
(Electronic Report, Schedule of Registration Statement of Which the Documents Are a Part)

333-100663
(Commission File Number)

N/A
(Name of Person Filing the Document, if Other than the Registrant)

DAL:401843.1

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.2	ABS Term Sheets provided by UBS Warburg LLC

Signature

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee.

FIRST HORIZON ASSET SECURITIES INC.

May 20, 2003

By: /s/ Wade Walker

Senior Vice President -Asset Securitization

EXHIBIT 99.2

ABS Term Sheets provided by
UBS Warburg LLC

[begins on next page]

Collateral Stratification Report
FHASI 03-5
J30FHHM3AR5

Pool Summary	COUNT	UPB	%
Non-Conforming	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

Data as of Date: 2003-05-01
AVG UPB: $483,486.01
GROSS WAC: 5.9146%
NET WAC: 5.665%
% SF/PUD: 97.92%
% FULL/ALT: 96.77%
% CASHOUT: 13.38%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 0.00%
WA LTV: 66.36%
% FICO > 679: 92.16%
% NO FICO: 1.05%
WA FICO: 743
% FIRST LIEN: 100.00%
% PREPAY PENALTY: 0.00%
CALIFORNIA %: 30.13%

Product Type	COUNT	UPB	%
Fixed	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

Original Balance	COUNT	UPB	%
$300,000.01 - $350,000.00	77	$26,188,592.61	5.74%
$350,000.01 - $400,000.00	229	86,656,909.69	18.99
$400,000.01 - $450,000.00	205	87,562,719.55	19.19
$450,000.01 - $500,000.00	162	77,275,348.49	16.93
$500,000.01 - $550,000.00	82	43,087,815.02	9.44
$550,000.01 - $600,000.00	47	27,006,133.81	5.92
$600,000.01 - $650,000.00	65	41,297,397.24	9.05
$650,000.01 - $700,000.00	9	6,045,900.00	1.32
$700,000.01 - $750,000.00	10	7,290,715.48	1.60
$750,000.01 - $800,000.00	9	7,036,375.51	1.54
$800,000.01 - $850,000.00	5	4,135,965.42	0.91
$850,000.01 - $900,000.00	11	9,776,480.00	2.14
$900,000.01 - $950,000.00	11	10,246,925.59	2.25
$950,000.01 - $1,000,000.00	20	19,827,518.55	4.34
$1,000,000.01 >=	2	2,976,000.00	0.65
Total:	944	$456,410,796.96	100.00%

Minimum: $324,000.00
Maximum: $1,559,000.00
Average: $483,623.10

Unpaid Balance	COUNT	UPB	%
$300,000.01 - $350,000.00	77	$26,188,592.61	5.74%
$350,000.01 - $400,000.00	229	86,656,909.69	18.99
$400,000.01 - $450,000.00	205	87,562,719.55	19.19
$450,000.01 - $500,000.00	162	77,275,348.49	16.93
$500,000.01 - $550,000.00	82	43,087,815.02	9.44
$550,000.01 - $600,000.00	47	27,006,133.81	5.92
$600,000.01 - $650,000.00	65	41,297,397.24	9.05
$650,000.01 - $700,000.00	9	6,045,900.00	1.32
$700,000.01 - $750,000.00	10	7,290,715.48	1.60
$750,000.01 - $800,000.00	9	7,036,375.51	1.54
$800,000.01 - $850,000.00	5	4,135,965.42	0.91
$850,000.01 - $900,000.00	11	9,776,480.00	2.14
$900,000.01 - $950,000.00	11	10,246,925.59	2.25
$950,000.01 - $1,000,000.00	20	19,827,518.55	4.34
$1,000,000.01 >=	2	2,976,000.00	0.65
Total:	944	$456,410,796.96	100.00%

Minimum: $323,669.66
Maximum: $1,559,000.00
Average: $483,486.01

Gross Rate	COUNT	UPB	%
5.376% - 5.500%	12	$6,436,900.00	1.41%
5.501% - 5.625%	28	13,195,065.13	2.89
5.626% - 5.750%	186	90,036,436.14	19.73
5.751% - 5.875%	328	157,311,109.35	34.47
5.876% - 6.000%	254	122,311,682.14	26.80
6.001% - 6.125%	96	48,048,643.94	10.53
6.126% - 6.250%	30	14,478,551.08	3.17
6.251% - 6.375%	9	4,197,166.82	0.92
6.376% - 6.500%	1	395,242.36	0.09
Total:	944	$456,410,796.96	100.00%

Minimum: 5.500%
Maximum: 6.500%
Weighted Average: 5.915%

Net Rate	COUNT	UPB	%
5.126% - 5.250%	12	$6,436,900.00	1.41%
5.251% - 5.375%	28	13,195,065.13	2.89
5.376% - 5.500%	186	90,036,436.14	19.73
5.501% - 5.625%	328	157,311,109.35	34.47
5.626% - 5.750%	254	122,311,682.14	26.80
5.751% - 5.875%	96	48,048,643.94	10.53
5.876% - 6.000%	30	14,478,551.08	3.17
6.001% - 6.125%	9	4,197,166.82	0.92
6.126% - 6.250%	1	395,242.36	0.09
Total:	944	$456,410,796.96	100.00%

Minimum: 5.250%
Maximum: 6.250%
Weighted Average: 5.665%

The information herein has been provided solely by UBS Warburg LLC.. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

Collateral Stratification Report

FHASI 03-5

J30FHHM3AR5

Original Term to Maturity	COUNT	UPB	%
181 - 240	4	$1,801,000.00	0.39%
241 - 300	4	2,147,573.88	0.47
301 - 359	25	11,512,644.61	2.52
360 - 360	911	440,949,578.47	96.61
Total:	944	$456,410,796.96	100.00%

Minimum: 240
Maximum: 360
Weighted Average: 359

Remaining Term to Stated Maturity	COUNT	UPB	%
181 - 240	4	$1,801,000.00	0.39%
241 - 300	5	2,725,244.44	0.60
301 - 359	147	67,990,829.10	14.90
360 - 360	788	383,893,723.42	84.11
Total:	944	$456,410,796.96	100.00%

Minimum: 240
Maximum: 360
Weighted Average: 359

Seasoning	COUNT	UPB	%
<= 0	813	$395,440,592.53	86.64%
1 - 1	121	56,194,114.67	12.31
2 - 2	8	4,039,138.80	0.88
4 - 4	2	736,950.96	0.16
Total:	944	$456,410,796.96	100.00%

Minimum: 0
Maximum: 4
Weighted Average: 0

FICO Scores	COUNT	UPB	%
0 - 0	10	$4,779,897.69	1.05%
630 - 639	2	1,111,300.00	0.24
640 - 649	5	2,062,717.48	0.45
650 - 659	11	5,185,550.00	1.14
660 - 669	19	9,096,840.81	1.99
670 - 679	27	13,534,013.12	2.97
680 - 689	50	22,860,209.87	5.01
690 - 699	55	28,136,766.65	6.16
700 - 709	53	25,374,420.75	5.56
710 - 719	54	25,339,257.23	5.55
720 - 729	68	34,826,195.87	7.63
730 - 739	65	31,574,841.97	6.92
740 - 749	58	27,434,340.35	6.01
750 - 759	84	40,173,004.52	8.80
760 - 769	109	51,785,587.57	11.35
770 - 779	89	45,220,824.37	9.91
780 - 789	88	41,195,256.74	9.03
790 - 799	62	30,364,750.19	6.65
800 - 809	27	13,312,754.38	2.92
810 - 819	3	1,192,809.60	0.26
820 - 829	1	358,800.00	0.08
900 >=	4	1,490,657.80	0.33
Total:	944	$456,410,796.96	100.00%

Minimum: 0
Maximum: 999
Weighted Average: 743

Loan To Value Ratio	COUNT	UPB	%
15.01% - 20.00%	1	$397,594.21	0.09%
20.01% - 25.00%	5	2,562,796.30	0.56
25.01% - 30.00%	5	3,590,400.00	0.79
30.01% - 35.00%	13	6,545,513.34	1.43
35.01% - 40.00%	24	12,267,676.80	2.69
40.01% - 45.00%	24	11,096,409.46	2.43
45.01% - 50.00%	49	25,889,797.59	5.67
50.01% - 55.00%	66	34,297,643.10	7.51
55.01% - 60.00%	69	32,487,004.89	7.12
60.01% - 65.00%	85	43,162,962.23	9.46
65.01% - 70.00%	135	69,257,138.13	15.17
70.01% - 75.00%	139	64,623,526.85	14.16
75.01% - 80.00%	309	142,352,469.42	31.19
80.01% - 85.00%	5	1,964,056.99	0.43
85.01% - 90.00%	13	5,147,653.79	1.13
90.01% - 95.00%	2	768,153.86	0.17
Total:	944	$456,410,796.96	100.00%

Minimum: 18.95%
Maximum: 95.00%
Weighted Average: 66.36%

Combined Loan To Value Ratio	COUNT	UPB	%
<= 0.00%	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

Minimum: 0.000%
Maximum: 0.000%
Weighted Average: 0.000%

DTI	COUNT	UPB	%
<= 0.000%	53	$26,096,505.76	5.72%
0.001% - 1.000%	16	7,440,413.30	1.63
1.001% - 6.000%	53	26,081,097.01	5.71
6.001% - 11.000%	60	27,062,417.38	5.93
11.001% - 16.000%	39	20,435,409.46	4.48
16.001% - 21.000%	81	38,624,495.21	8.46
21.001% - 26.000%	104	48,822,031.03	10.70
26.001% - 31.000%	118	55,255,180.03	12.11
31.001% - 36.000%	117	59,017,117.63	12.93
36.001% - 41.000%	120	57,495,432.03	12.60
41.001% - 46.000%	97	46,755,476.15	10.24
46.001% - 51.000%	43	21,144,753.52	4.63
51.001% - 56.000%	23	11,329,225.22	2.48
56.001% - 61.000%	9	4,275,866.89	0.94
61.001% - 66.000%	8	4,619,041.79	1.01
66.001% - 71.000%	1	968,834.55	0.21
71.001% - 76.000%	2	987,500.00	0.22
Total:	944	$456,410,796.96	100.00%

Minimum: 0.00%
Maximum: 73.40%
Weighted Average: 29.25%

The information herein has been provided solely by UBS Warburg LLC.. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

Collateral Stratification Report
FHASI 03-5
J30FHHM3AR5

Geographic Concentration	COUNT	UPB	%
California	273	$137,525,847.40	30.13%
Virginia	104	47,046,980.46	10.31
Massachusetts	80	38,141,509.85	8.36
Maryland	77	35,757,718.51	7.83
Washington	58	28,396,243.03	6.22
New Jersey	38	17,223,794.06	3.77
Georgia	30	14,247,533.39	3.12
Texas	23	11,179,312.54	2.45
Oregon	22	10,317,352.37	2.26
Tennessee	17	9,506,611.61	2.08
Pennsylvania	19	8,848,710.67	1.94
Colorado	18	8,497,054.80	1.86
North Carolina	16	7,683,235.79	1.68
Florida	16	7,241,456.66	1.59
Arizona	14	7,209,265.79	1.58
Illinois	14	7,042,380.56	1.54
Michigan	12	5,748,330.19	1.26
Rhode Island	10	5,228,127.43	1.15
New York	11	4,709,953.58	1.03
Indiana	9	4,455,244.22	0.98
New Hampshire	9	3,634,190.00	0.80
Delaware	6	3,449,700.00	0.76
District of Columbia	6	3,176,966.69	0.70
Nevada	7	3,138,133.09	0.69
Wisconsin	7	3,073,013.54	0.67
Connecticut	6	3,012,100.00	0.66
New Mexico	6	2,900,984.39	0.64
South Carolina	5	2,795,999.64	0.61
Utah	5	2,739,605.79	0.60
Missouri	5	2,140,908.73	0.47
Kansas	4	2,027,150.00	0.44
Minnesota	3	1,735,250.95	0.38
Idaho	4	1,679,223.78	0.37
Nebraska	2	1,048,100.00	0.23
Maine	2	983,123.65	0.22
Arkansas	2	931,536.24	0.20
Alabama	1	641,993.70	0.14
Ohio	1	555,000.00	0.12
Wyoming	1	388,153.86	0.09
Oklahoma	1	353,000.00	0.08
Total:	944	$456,410,796.96	100.00%

North-South CA	COUNT	UPB	%
North CA	191	$99,100,928.58	21.71%
South CA	82	38,424,918.82	8.42
States Not CA	671	318,884,949.56	69.87
Total:	944	$456,410,796.96	100.00%

Zip Code Concentration	COUNT	UPB	%
94025	11	$6,197,679.51	1.36%
94022	6	4,799,450.46	1.05
20854	9	4,440,479.89	0.97
94010	5	3,688,490.23	0.81
20815	6	3,398,615.61	0.74
Other	907	433,886,081.26	95.06
Total:	944	$456,410,796.96	100.00%

Loan Purpose	COUNT	UPB	%
No Cash Refi	645	$314,065,695.98	68.81%
Purchase	173	81,265,703.47	17.81
Cash Out Refi	126	61,079,397.51	13.38
Total:	944	$456,410,796.96	100.00%

Document Type	COUNT	UPB	%
Full	915	$441,686,783.77	96.77%
NIV	27	13,813,013.19	3.03
No Income, No Asset	2	911,000.00	0.20
Total:	944	$456,410,796.96	100.00%

Property Type	COUNT	UPB	%
1-Family	699	$340,474,059.48	74.60%
PUD (Detached)	214	101,118,092.70	22.16
Condo	15	6,588,898.15	1.44
PUD (Attached)	5	3,165,579.94	0.69
Single Family Attached	5	2,161,666.69	0.47
2-Family	4	2,075,250.00	0.45
Mfctrd Housing	1	435,000.00	0.10
Two to Four Family	1	392,250.00	0.09
Total:	944	$456,410,796.96	100.00%

Occupancy	COUNT	UPB	%
Primary	921	$444,683,708.94	97.43%
Secondary	21	10,578,088.02	2.32
Investor	2	1,149,000.00	0.25
Total:	944	$456,410,796.96	100.00%

Prepayment Penalty	COUNT	UPB	%
N	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%
wa TERM: 0.000			

Balloon Flag	COUNT	UPB	%
No	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

Mortgage Ins.	COUNT	UPB	%
Amerin - Borrower Paid	1	$333,331.92	0.07%
Curr LTV < 80%	924	448,530,932.32	98.27
GEMIC	3	1,280,106.87	0.28
MGIC	8	3,198,378.93	0.70
PMI Mortgage Insurance	2	658,788.78	0.14
Triad Guaranty Insurance	2	782,776.58	0.17
UNITED GUARANTEE	4	1,626,481.56	0.36
Total:	944	$456,410,796.96	100.00%
% LTV > 80 NO MI: 0.00%			

The information herein has been provided solely by UBS Warburg LLC.. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.

Collateral Stratification Report

FHASI 03-5

J30FHHM3AR5

Pay Type	COUNT	UPB	%
	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

Lien Type	COUNT	UPB	%
First Lien	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

Pledge Loan	COUNT	UPB	%
	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

Relocation	COUNT	UPB	%
	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

Section-32	COUNT	UPB	%
	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

Foreign Borrower	COUNT	UPB	%
	944	$456,410,796.96	100.00%
Total:	944	$456,410,796.96	100.00%

The information herein has been provided solely by UBS Warburg LLC.. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Warburg LLC.